Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 19, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2117

Balanced Income Builder Portfolio, Series 35

File Nos. 333-253247 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2117, filed on February 18, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 35 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection — US High Dividend Strategy

1.       The first step under “Security Selection Rules” states that the trust invests in U.S. companies as designated by the Morningstar US Market Index. However, the principal investment strategies state that the trust may invest in non-U.S. companies, including companies located in emerging markets. Please correct this inconsistency.

Response:       The Morningstar US Market Index classifies a company in its U.S. universe based upon criteria such as the location of a company’s primary stock market activities, location of incorporation and location of its primary business activities (as measured by geographic distribution of revenue and assets). Due to this methodology, a company may be designated as a U.S. company but have its country of incorporation be a non-U.S. country, including an emerging market country. Therefore, the trust respectfully declines to make any changes to the disclosure regarding investing in non-U.S. companies, including companies located in emerging markets.

2.       The first step under “Security Selection Rules” states that the trust will invest in companies that trade on one of the three major U.S. exchanges. Please identify these exchanges.

Response:       The first step under “Security Selection Rules” will be revised to state: “Initial Universe: Begin with the universe of all stocks issued by large-, mid- and small-capitalization companies that trade on one of the three major U.S. exchanges (New York Stock Exchange, Nasdaq or NYSE American) and that are designated as a U.S. company by the Morningstar US Market Index as of the Security Selection Date.”

Investment Summary — Principal Risks

3.       The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts; securities of non-U.S. companies, including companies located in emerging markets; and exchange-traded funds that may invest in senior loans, municipal bonds, preferred securities and floating rate securities. If the trust invests invest principally in any of these securities, please provide the corresponding risk disclosures.

Response:       If the trust invests in real estate investment trusts; securities of non-U.S. companies, including companies located in emerging markets; or exchange-traded funds that may invest in senior loans, municipal bonds, preferred securities or floating rate securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren